FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Communication of Relevant Information  Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).  For the purposes of Article 32 of the Spanish Law 3/2009, April 3rd, on Structural Modifications (Ley de Modificaciones Estructurales, LME), today has been published on the corporate website of the Company (www.prisa.com), the project of merger by absorption of Prisa Televisión, S.A.U by PRISA (sole shareholder of Prisa Televisión, S.A.U), signed and approved by the Boards of Directors of both companies on the terms described in the document attached hereto. Furthermore, the project has been submitted to deposit at the Mercantile Registry of Madrid.  The merger project will be submitted for approval at the next Annual Shareholders Meeting of the Company and is also expected to be approved by the sole shareholder of Prisa Televisión SAU.  Likewise, for the purposes of Article 39 of the LME, the following documents have been published today on the corporate website of the Company (www.prisa.com), with the ability to download and print them. Shareholders may examine these documents at the registered office of the Company (Gran Vía 32, Madrid 28013), at the Shareholder Relations Office (Avda. de los Artesanos 6, Tres Cantos, 28760 Madrid), and request delivery or sending thereof without charge (through the Shareholder Relations Office, from 8:00 a.m. to 16:30 p.m., on business days, telephone numbers 91-330.11.68 and 91-330.10.22, e-mail address ia@prisa.com):  i. The annual accounts and the management reports for the last three years for Prisa Televisión, S.A.U. and Promotora de Informaciones, S.A., as well as the auditors’ corresponding reports on the said accounts.   ii. The merger balance sheets of Prisa Televisión, S.A.U. and Promotora de Informaciones, S.A., which correspond to the last annual balance sheets closed on 31 December 2012.  iii. The current Articles of Association of Promotora de Informaciones, S.A. and Prisa Televisión, S.A.U.  iv. The identities of the directors of the companies involved in the merger and the dates from which they have held office.  Madrid, May 7, 2013

Merger Project of PRISA and PRISA TV English Informative Version  COMMON MERGER PROJECT  OF  PROMOTORA DE INFORMACIONES, S.A.  AND  PRISA TELEVISION, S.A.U.  Madrid, 22 and 27 February 2013

For the purposes addressed in articles 30, 31, 49 and related provisions in Law 3/2009, of 3 April on Structural Modifications of Companies (the “Structural Modifications Law”), the undersigned, as members of the boards of directors of PROMOTORA DE INFORMACIONES, S.A. (hereinafter, “PRISA” or the “Absorbing Company”) and PRISA TELEVISIÓN, S.A. Unipersonal (hereinafter, “PRISATV” or the “Absorbed Company”) have drawn up and undersign this merger project (hereinafter, the “Merger Project” or the “Project”), which shall be submitted for approval at their respective shareholder’s general meetings irrespective of the provisions of article 51 of the Structural Modifications Law.  It is hereby stated that 100% of PRISATV’s share capital is fully and directly held by PRISA and, therefore, the proposed merger by absorption will be subject to the legal framework established in article 49 of the Structural Modifications Law. Consequently, the content of the Project complies with the provisions of articles 31 and 49 of the Structural Modifications Law. The details of the Project are as follows.  1. INTRODUCTION  1.1 Basis for the merger  The potential merger is the result of a process in which PRISA has progressively and completely acquired control over PRISATV. The takeover process commenced with PRISA’s January 2006 takeover bid (the “2006 Takeover Bid”) to acquire 20% of PRISATV’s share capital, which raised PRISA’s stake in PRISATV to 42.94%. The results of the 2006 Takeover Bid allowed PRISA to consolidate PRISATV within its annual accounts.  The takeover process continued with a subsequent takeover bid in March 2008 (the “2008 Takeover Bid”) to acquire 100% of PRISATV’s share capital. At the end of the acceptance period, PRISA had reached 97.71% of PRISATV’s share capital, therefore meeting the legal requirements to grant the right (i) to PRISA to squeeze-out the remaining PRISATV shares and (ii) to PRISATV’s shareholders to require the sale of their remaining shares through a sell-out. As a consequence of exercising those rights, PRISA had acquired 100% of PRISATV’s share capital by June 2008.  In PRISA’s prospectus to its 2008 Takeover Bid, PRISA indicated that one of its several objectives was “to carry out a strategic review of all of its activities, including those of PRISATV” and that “it might adopt measures, including those of a structural nature, (…)”, “including, if warranted, a possible merger of PRISATV into PRISA, a possibility that would increase with an overwhelming acceptance of the takeover bid.”

In December 2008, PRISA’s board of directors submitted for approval of PRISA’s General Shareholder’s Meeting the merger between PRISA and PRISATV (formerly, SOGECABLE S.A.U.). The merger was approved by PRISA’s Extraordinary Shareholders’ Meeting held on 5 December 2008. At the time of submitting the proposal the legal formalities of the law formerly applicable, basically the Companies Law of 1989, were met) and the resolution was also passed by the sole partner of PRISATV, at the time, PRISA. The Merger Project was drawn up and undersigned by the directors of both companies approved by the boards of directors on 3 and 7 October 2008 respectively and deposited with the Commercial Registry of Madrid. PRISA’s merger balance sheet was the balance sheet closed as of 30 September 2008, previously verified by the Company’s auditors, Deloitte, S.L.  Notwithstanding the above, the merger was not finally executed for several legal and financial reasons. From a legal standpoint, at the time of the merger’s approval, a legal provision impeded the transmission of administrative concessions for the provision of public television services, PRISATV being an entity which held a concession for the provision of public television services, under the Private Television Law of 1988. This restriction was removed with the enactment of the Audiovisual Communication Law of 2010. From a financial standpoint of view, PRISATV had access to bank financing of approximately EURO 1 billion and the transaction was therefore subject to authorization of PRISATV’s creditors. Those entities did not authorize the merger as it implied a loss of rank in their guarantees on PRISATV’s assets. The cancellation of all PRISATV’s financing agreements actually took place in December 2010, when PRISATV sold all its holdings in DTS and in Cuatro to Telefónica and Telecinco.  Given that the legal and financial restrictions that impeded the merger in 2008 no longer exist, the board of directors of PRISA now considers it appropriate to undertake the transaction.  The goal of the projected merger is to strengthen GRUPO PRISA financially through facilitating the global management of its resources. In addition, the merger would create multiple synergies frequently resulting from these types of transactions (optimizing resources, simplifying structures, reducing expenses, etc.).  1.2 Structure of the transaction  The merger between PRISA and PRISATV will be carried out through the merger process defined in article 22 et seq. of the Structural Modifications Law. Specifically, the projected merger will be implemented pursuant to the provisions of article 49 of the

Structural Modifications Law concerning special mergers given that PRISA holds 100% of PRISATV’s share capital. The merger will involve the absorption of PRISATV by PRISA with extinction via the dissolution without liquidation of the former and the en bloc transfer of all its assets and liabilities to PRISA, which will acquire all of PRISATV’s rights and obligations. The valid execution of the merger will be subject to the parties having obtained all required authorizations.  2. COMPANIES PARTICIPATING IN THE MERGER  2.1 PRISA (Absorbing Company) PRISA, domiciled in Madrid at 32 Gran Via, incorporated for an indefinite term through a notarial deed granted in the presence of the Notary Public of Madrid Mr. Felipe Gómez-Acebo Santos on January 18, 1972, under number 119 of his notarial records.  The company’s articles of association were modified to conform with the Corporations Law through a notarial deed executed on July 31, 1990 in the presence of the Notary Public of Madrid Mr. José Aristónico García Sánchez, under number 2411 of his notarial records.  PRISA is registered with the Commercial Registry of Madrid under general volume 2836, number 2159 of Section 3 of the Companies Book, on sheet 54, page 19511, entry number 1.  PRISA’s Tax identification number is A-28297059.  2.2 PRISATV (Absorbed Company)   PRISATV, domiciled in Tres Cantos (Madrid) at 6 Avenida de los Artesanos incorporated for an indefinite term through a notarial deed granted in the presence of the Notary Public of Madrid Mr. José Aristónico García Sánchez on April 12, 1989, as number 1385 of his notarial records.  PRISATV is registered with the Commercial Registry of Madrid under general volume 9458, number 8201 of Section 3 of the Companies Book, on sheet 122, page 87787, entry number 1.  PRISATV’s Tax identification numer is A-79114815.  3. TYPE AND PROCEDURES FOR THE EXCHANGE OF SHARES  Since the Absorbing Company, PRISA, owns 100% of PRISATV’s share capital and since the merger is not an EU cross-border merger, PRISA is not required to carry out a capital increase pursuant to article 49 of the Structural Modifications Law, nor must any procedure for the exchange of the Absorbed Company’s shares be established in the Merger Project or any date be set after which new shares shall include rights to share in the company’s profits.  Likewise, pursuant to article 49 of the Structural Modifications Law, there are no requirements regarding the issuance of reports by the directors of the companies involved in the merger or opinions by independent experts with respect to the Merger Project.  Upon registration of the merger with the Commercial Registry, all shares of the Absorbed Company will be fully redeemed, extinguished and cancelled.  4. IMPACT OF THE MERGER ON THE INDUSTRY CONTRIBUTIONS AND ANCILLARY BENEFITS FOR THE ABSORBED COMPANY  Impact is not envisaged neither in industry contributions nor in ancillary benefits in the Absorbed Company, and therefore no type of compensation will be granted.  5. DATE OF THE MERGER FOR ACCOUNTING PURPOSES  Commencing on 1 January 2013 (inclusive), all PRISATV transactions shall for accounting purposes be deemed to have been carried out by PRISA.  The merger balance sheets will be deemed to be the balance sheets closed by both companies as at 31 December 2012.  6. SPECIAL RIGHTS  There are no special shares or special rights in PRISATV and PRISA other than those represented by their shares and, thus, there will be no granting of special rights or offering of any type of options over the shares in the Absorbing Company.  7. DIRECTORS’ PRIVILEGES  No privileges of any kind will be granted to the directors of either of the companies involved in the merger.  After the merger, PRISA’s board of directors will remain unchanged, with the current members remaining in their respective posts.  8. AMENDMENTS OF BYLAWS  The Absorbing Company has no intention of amending its bylaws as a consequence of the merger.

9. IMPACT OF THE MERGER ON EMPLOYMENT, THE GENDER COMPOSITION OF MANAGEMENT BODIES AND CORPORATE SOCIAL RESPONSIBILITY  For the purposes of article 31.11ª of the Structural Modifications Law, the following are the considerations taken into account by the boards of directors of the Absorbing Company and of the Absorbed Company to affirm that the merger under this Merger Project will not cause any impact on employment, the gender composition of the management bodies or corporate social responsibility.  In the event that the merger under this Merger Project is ultimately carried out PRISA, as the Absorbing Company, shall be responsible for all of PRISATV’s current human and material resources, as well as for the policies and procedures that PRISATV has maintained in relation to the management of personnel. As a consequence, according to article 44 of Royal Legislative Decree 1/1995 of March 24 approving the consolidated text of the Statute of Workers, which regulates transfers of undertakings, the Absorbing Company will be subrogated into the employment rights and obligations of the employees of the Absorbed Company.  In turn, it is hereby stated that the participating companies commit to comply with all reporting obligations and, where appropriate, consultation obligations regarding the legal representatives of the workers in each of the companies, in accordance with labor law. Likewise, the potential merger will also be notified to the appropriate public bodies including, in particular, to the Treasury Department of the Social Security.  The merger is not expected to cause any significant change to the gender composition of the Absorbing Company’s management body. Likewise, the merger will not affect the Absorbing Company’s policy on these matters.  The merger will have no impact on social responsibility policies.  10. TAX REGIME  The tax framework established under Chapter VIII of Title VII and the Second Additional Provision of the Consolidated Text of the Corporate Tax Law, approved by Royal Legislative Decree 4/2004 will apply to the projected merger.  In that regard, and pursuant to article 96 of the Consolidated Text, this option shall be included in the companies’ resolutions as well as in the deed of the merger and the Ministry of Finance and Public Administrations will be notified of the merger, as required by law.

Proceedings raised by the Secretary of the Board of Directors of PRISA, Mr. Antonio Garcia-Mon Marañés, with the approval of the President, Mr. Juan Luis Cebrián Echarri, in order to record that pursuant to article 30 of the Structural Modifications Law, the directors of PRISA whose names appear below, except for the directors Mr. Nicolas Berggruen, Mr. Matías Cortés Domínguez, Ms. Arianna Huffington, Mr. Emmanuel Roman and Mr Harry Sloan, who are absent since they have their permanent residence abroad or being at the moment abroad, execute and ratify this Common Merger Project, signed in three (3) counterparts, each identical in content and form, one corresponding to each company and the third to be registered with the Commercial Registry of Madrid, having been approved by the board of directors of PRISA on 27 February 2013.  In Madrid, 27 February 2013 Approval Mr. Juan Luis Cebrián Echarri President  Signature Mr. Antonio Garcia-Mon Marañés Secretary

Proceedings raised by the Secretary of the Board of Directors of PRISATV, Mr. Antonio Garcia-Mon Marañés, with the approval of the President, Mr. Manuel Polanco Moreno, in order to record that pursuant to article 30 of the Structural Modifications Law, all the directors of PRISATV, whose names appear below, hereby execute and ratify this Common Merger Project, signed in three (3) counterparts, each identical in content and form, one corresponding to each company and the third to be registered with the Commercial Registry of Madrid, having been approved by the board of directors of PRISATV on 22 February 2013.  In Tres Cantos (Madrid), February 22 2013 Approval Mr. Manuel Polanco Moreno President Signature Mr. Antonio Garcia-Mon Marañés Secretary

BOARD OF DIRECTORS OF  PROMOTORA DE INFORMACIONES, S.A.  Mr. Juan Luis Cebrián Echarri Mr. Fernando Abril-Martorell Hernández  Mr. Manuel Polanco Moreno Mr. Juan Arena de la Mora  Mr. Nicolas Berggruen Mr. Matías Cortés Dominguez  Mr. Martin Franklin Ms. Arianna Huffington  Mr. Jose Luis Leal Maldonado Mr. Gregorio Marañón Bertrán de Lis  Mr. Alain Minc Ms. Agnes Noguera Borel  Mr. Borja Pérez Arauna Mr. Emmanuel Roman  Mr. Harry Sloan Mr. Ernesto Zedillo Ponce de León

BOARD OF DIRECTORS OF  PRISATV, S.A.U.  Mr. Manuel Polanco Moreno Mr. Juan Luis Cebrián Echarri  Mr. Pedro García Guillén Mr. Pierre Lescure  Mr. Gregorio Marañón Bertrán de Lis Mr. Fernando Martínez Albacete  Mr. Miguel Pais do Amaral Mr. Leopoldo Rodés Castañé  Mr. Markus Tellenbach Mr.Jaime Terceiro Lomba

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

May 7th, 2013	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors